UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

BRC Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05601U105

(CUSIP Number)

GLENN W. WELLING

ENGAGED CAPITAL, LLC

610 Newport Center Drive, Suite 950

Newport Beach, California 92660

(949) 734-7900

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 7, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05601U105

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,851,018
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,851,018
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,851,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 05601U105

1	NAME OF REPORTING PERSON

Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,851,018
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,851,018
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,851,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.2%
14	TYPE OF REPORTING PERSON

OO, IA

3

CUSIP No. 05601U105

1	NAME OF REPORTING PERSON

Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,851,018
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,851,018
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,851,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.2%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 05601U105

1	NAME OF REPORTING PERSON

Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		573,822
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,851,018
PERSON WITH	9	SOLE DISPOSITIVE POWER

573,822
	10	SHARED DISPOSITIVE POWER

12,851,018
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,424,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 05601U105

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein. The Reporting Persons are filing this Amendment No. 6 due to an increase in the number of the Issuer’s outstanding Shares.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Engaged Capital Flagship Master Fund, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Flagship Master”), with respect to the Shares directly and beneficially owned by it;
(ii)	Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment adviser of Engaged Capital Flagship Master;
(iii)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital; and
(iv)	Glenn W. Welling, as the Founder and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of Engaged Capital Flagship Master is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The address of the principal office of each of Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 950, Newport Beach, California 92660.

(c)       The principal business of Engaged Capital Flagship Master is investing in securities. Engaged Capital is a registered investment advisor and serves as the investment adviser and general partner of Engaged Capital Flagship Master. Engaged Holdings serves as the managing member of Engaged Capital. Mr. Welling is the Founder and CIO of Engaged Capital and the sole member of Engaged Holdings.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 05601U105

(f)       Engaged Capital Flagship Master is organized under the laws of the Cayman Islands. Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware. Mr. Welling is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

9,375,000 of the Shares beneficially owned directly by Engaged Capital Flagship Master, the aggregate cost for which was $93,750,000, were purchased with working capital, pursuant to the Forward Purchase Agreement (as previously defined and described in Item 4 of the Schedule 13D). 1,000,000 of the Shares beneficially owned directly by Engaged Capital Flagship Master, the aggregate cost for which was $10,000,000, were purchased with working capital, pursuant to the Subscription Agreement (as previously defined and described in Item 4 of the Schedule 13D). 125,000 of the Shares beneficially owned directly by Engaged Capital Flagship Master were acquired pursuant to the Distribution (as previously defined and described in Item 2 of Amendment No. 1 to the Schedule 13D). 1,951,018 of the Shares beneficially owned directly by Engaged Capital Flagship Master were acquired pursuant to the SilverBox Distribution (as defined in Amendment No. 2 to the Schedule 13D). 400,000 of the Shares beneficially owned directly by Engaged Capital Flagship Master, the aggregate cost for which was $1,425,446, including brokerage commissions, were purchased with working capital.

100,000 of the Shares held by the Welling Family Trust (the “Welling Trust”), which Mr. Welling may be deemed to beneficially own as trustee of the Welling Trust, were acquired pursuant to the Distribution. 406,092 of the Shares held by the Welling Trust were acquired in connection with the SilverBox Distribution.

Mr. Welling has also been awarded an aggregate of 121,524 restricted stock units (“RSUs”) under the Issuer’s 2022 Omnibus Incentive Plan in connection with his service as a director of the Issuer, of which 67,730 RSUs have vested or vest within 60 days of the date hereof. Each RSU represents a contingent right to receive one Share upon settlement for no consideration, which will be delivered to Mr. Welling following vesting.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 70,639,046 Shares outstanding as of July 31, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024.

As of the date hereof, Engaged Capital Flagship Master directly beneficially owned 12,851,018 Shares, constituting approximately 18.2% of the Shares outstanding.

As of the date hereof, 506,092 Shares were held in the Welling Trust, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Welling directly beneficially owned 67,730 Shares, constituting less than 1% of the Shares outstanding.

7

CUSIP No. 05601U105

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master, may be deemed to beneficially own the 12,851,018 Shares owned by Engaged Capital Flagship Master, constituting approximately 18.2% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 12,851,018 Shares owned by Engaged Capital Flagship Master, constituting approximately 18.2% of the Shares outstanding.

Mr. Welling, (i) as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 12,851,018 Shares owned by Engaged Capital Flagship Master, and (ii) as trustee of the Welling Trust, may be deemed to beneficially own the 506,092 Shares held in the Welling Trust, which, together with the Shares he beneficially owns directly, constitutes an aggregate of 13,424,840 Shares, constituting approximately 19.0% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       Each of Engaged Capital Flagship Master, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to share the power to vote and dispose of the Shares owned by Engaged Capital Flagship Master. Mr. Welling has the sole power to vote and dispose of the Shares held by the Welling Trust and the Shares that he beneficially owns directly.

(c)       None of the Reporting Persons has entered into any transactions in the securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 1, 2024, Mr. Welling was awarded 53,887 RSUs under the Issuer’s 2022 Omnibus Incentive Plan in connection with his service as a director of the Issuer. 33,512 of these RSUs vest on the first anniversary of the grant date and 20,375 of these RSUs vest in equal quarterly installments until the first anniversary of the grant date. Each RSU represents a contingent right to receive one Share upon settlement for no consideration, which will be delivered to Mr. Welling following vesting.

On August 9, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated August 9, 2024.

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CUSIP No. 05601U105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2024

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

9